Mail Stop 4561

June 25, 2007

Marc Benioff
Chairman of the Board of Directors
and Chief Executive Officer
Salesforce.com, Inc.
The Landmark @ One Market Suite 300
San Francisco, CA 94105

> **Re:** **Form 10-K for Fiscal Year Ended January 31, 2007**
> **File No. 1-32224**

Dear Mr. Benioff:

We have complete our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Kronforst
Accounting Branch Chief